UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, January 22th, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Ref.: Bradesco enters into Memorandum of Understanding for the Acquisition of Share Control of Ibi México and Partnership with C&A México

     Banco Bradesco S.A. informs its shareholders, clients, employees and to the market in general that on January 21, 2010, it signed a Memorandum of Understanding with the controlling shareholders of Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L. for the acquisition of the totality of both companies’ capital stock.

     Ibi México has a credit portfolio of MXN 1.3 billion, which is equivalent to BRL 180 million, shareholders’ equity of MXN 566 million, or approximately BRL 79 million, and over 1 million credit cards.

     The agreement includes the execution of a twenty-year Partnership Agreement with C&A México S. de R.L. (C&A México) to jointly and exclusively sell financial products and services through the C&A México chain.

     The completion of these transactions shall be subject to the fulfillment of the usual suspensive conditions for this type of operation, especially the execution of diligences, the signature of final agreements and the approval by the relevant Mexican and Brazilian authorities.

     Both companies expect to conclude the legal diligences and execute all agreements by March 30, 2010.

Cordially,

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.